62 FOURTH AVENUE

WALTHAM, MASSACHUSETTS 02451

(781) 890-9989

December 15, 2009

Celia A. Soehner, Esq.

Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 3030
100 F Street, N.E.

Washington, D.C. 20549-6010

Re:          NeuroMetrix, Inc. (the “Company”)

Registration Statement on Form S-3 (the “Registration Statement”)

Amended November 12, 2009

File No. 333-162303

Dear Ms. Soehner:

On behalf of the Company, and pursuant to the Securities Act of 1933, as amended, and Rule 461 thereunder, the Company respectfully requests that the Registration Statement be made effective at 1:00 p.m. on December 16, 2009, or as soon thereafter as is possible.

The Company acknowledges that:

•                  should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this matter, please contact me at 781-314-2789 or Phillip D. Torrence of Honigman Miller Schwartz and Cohn, L.L.P. at 269-337-7702.  Thank you.

Sincerely,

/s/ Shai N. Gozani, M.D., PH.D.
Shai N. Gozani, M.D., Ph.D., Chairman, CEO and President
NeuroMetrix, Inc.

cc: Phillip D. Torrence, Esq.